News Release

For Immediate Release

IPSCO DOUBLES DIVIDEND AND ANNOUNCES REDEMPTION OF $100 MILLION SUBORDINATED NOTES

[Lisle, Illinois] [October 27, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today its Board of Directors has approved a doubling of the quarterly cash dividend on common shares from CND $0.05 to $0.10 per share. The dividend will be payable on December 31, 2004 to shareholders of record on December 10, 2004. This increase in dividend is indicative of the confidence the Board of Directors and management have in IPSCO’s long-term business and financial outlook. Given the continued strength in IPSCO’s steel plate and oilfield tubular businesses, the Company will evaluate further increases in the dividend alongside other shareholder and investment opportunities going forward.

In addition, IPSCO is today giving notice to the holders of its 8.5% Subordinated Notes that it will redeem all US $100 million Notes on November 29, 2004. This redemption will further accelerate IPSCO’s plan to reduce debt and debt-like securities to less than 30% of the Company’s total capital. The retirement of these securities also eliminates significant dilution to common shareholders.

“IPSCO’s operating results have generated exceptionally strong cash flows allowing us to make significant reductions to debt levels and dilution to the common shareholder, while increasing dividends and making value added growth investments,” said David Sutherland, the Company’s President and Chief Executive Officer. “We are committed to using our robust business platform as the basis for sustained growth in shareholder value as we continue to evaluate our investment opportunities going forward.”

IPSCO has scheduled the live webcast of its third quarter 2004 results conference call at 10:00 AM EDT on Friday, October 29, 2004. During the call IPSCO President and CEO, David Sutherland and Senior Vice President and CFO, Vicki Avril will discuss IPSCO Inc.’s third quarter results.

Persons wishing to listen to the web cast may access it through the Company’s web site at http://www.ipsco.com. The conference call, including the question and answer portion, will also be archived on IPSCO’s web site for three months.

For further information on IPSCO, please visit the company’s web site.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:
Vicki Avril
Senior Vice President and Chief Financial Officer
Tel. 630-810-4769
Release 04-40

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